                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              Rockford Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   77316P101
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                                 (CUSIP Number)

                                 July 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X] Rule 13d-1(b)
                [ ] Rule 13d-1(c)
                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Fifth Third Bank is the successor to Old Kent Bank. Fifth Third Financial Corporation is the successor to Old Kent Financial Corporation.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 7 pages

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CUSIP No. 77316P101
Schedule 13G
Page 2 of 7 Pages

(1)     Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

        FIFTH THIRD BANCORP                                                   31-0854434

(2)     Check the Appropriate Box if a Member of a Group*
        (a) [ ]
        (b) [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of
        Organization                                                                OHIO

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer.  The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power.  The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:


Number of Shares Beneficially Owned by Each Reporting Person With:

(5)     Sole Voting Power                                          404,500shares

(6)     Shared Voting Power                                        0shares

(7)     Sole Dispositive Power                                     404,500shares

(8)     shared Dispositive Power                                   0shares

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                          404,500

(10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*        [ ]

        Fifth Third Bancorp, through fiduciary accounts held in its subsidiaries, has neither voting power nor dispositive power with respect to an additional 0 shares which are not deemed to be beneficially owned.

(11)    Percent of Class Represented by Amount in Row 9                             4.38%

(12)    Type of Reporting Person*                                                     HC

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Securities and Exchange Commission
Schedule 13G
Page 3 of 7 pages

ITEM 1(a).      NAME OF ISSUER:

                Rockford Corporation

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                600 South Rockford Drive
                Tempe, AZ 85281

ITEM 2(a).      NAME OF PERSON FILING:

                Fifth Third Bancorp

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Fifth Third Center, Cincinnati, Ohio 45263

ITEM 2(c).      CITIZENSHIP:

                Ohio

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e).      CUSIP NUMBER:

                77316P101


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Securities and Exchange Commission
Schedule 13G
Page 4 of 7 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a)     [ ] Broker or dealer registered under Section 15 of the
                            Act;

                (b)     [ ] Bank as defined in Section 3(a)(6) of the Act;

                (c)     [ ] Insurance company as defined in Section 3(a)(19) of
                            the Act;

                (d)     [ ] Investment company registered under Section 8 of the
                            Investment Company Act;

                (e)     [ ] Investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                (f)     [ ] Employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)     [X] Parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

                (h)     [ ] Savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

                (i)     [ ] Church plan that is excluded from the definition of
                            an investment company under Section 3(c)(14) of the Investment Company Act;

                (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages

ITEM 4.         OWNERSHIP

                This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:

                (a)     Amount Beneficially Owned:                                           404,500shares

                (b)     Percent of Class:                                                             4.38%

                (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote                     404,500shares
                        (ii)    Shared power to vote or to direct the vote                         0shares
                        (iii)   Sole power to dispose or to direct the disposition of        404,500shares
                        (iv)    Shared power to dispose or to direct the disposition of            0shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        n/a

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Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Fifth Third Bancorp, as parent holding company of the subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Rule 13d-1(b)(1)(ii)(G).

        Subsidiary                                     Item 3 Classification
        --------------------------------------------------------------------

        Fifth Third Bank                                      Bank
        Fifth Third Bank (Tennessee)                          Bank
        Fifth Third Bank (Michigan)                           Bank
        Fifth Third Asset Management, Inc.                    Investment Adviser

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable

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Securities and Exchange Commission
Schedule 13G
Page 7 of 7 pages

ITEM 10.        CERTIFICATIONS

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


                   Fifth Third Bancorp

                   Neal E. Arnold                     August 10, 2005
                   -------------------------------------------------------------
                   Executive Vice President, CFO      Today's Date
                   Fifth Third Bancorp